BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Linda L. Assali                        Mailing Address:
Vice President                         BT Services Tennessee, Inc.
Telephone: 615-835-2901                648 Grassmere Park
                                       Nashville, TN 37211


                                       March 10, 1997


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          United Technologies Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Linda Assali

Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                    (Amendment No.  5 )*

               United Technologies Corporation
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $5.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          913017109
           _______________________________________
                        CUSIP NUMBER

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 9 Pages
CUSIP No. 913017109                Page 2 of 9 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and Its Wholly Owned
  Subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans, and investment advisor, and its indirectly wholly owned subsidiary BT Securities, Inc.
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company,and BT Securities, Inc. are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES
               Bankers Trust Company       4,341,164 shares
               BT Securities, Inc.               100 shares
4,341,264 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY
               Bankers Trust Company          12,800 shares
               BT Securities, Inc.                 0 shares
12,800 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING
               Bankers Trust Company       9,896,610 shares
               BT Securities, Inc.               100 shares
9,896,710 shares

CUSIP No. 913017109                     Page 3 of 9 Pages


PERSON         8. SHARED DISPOSITIVE POWER

  WITH
               Bankers Trust Company           18,000 shares
               BT Securities, Inc.                  0 shares
18,000 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON


               Bankers Trust Company       9,914,610 shares
               BT Securities, Inc.               100 shares
9,914,710 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


               Bankers Trust Company          4.1%
               BT Securities, Inc.            0.0%
4.1%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK
   BT Securities, Inc. - IC

CUSIP No. 913017109                Page 4 of 9 Pages


             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK"), OR BT SECURITIES, INC. IS, FOR THE PURPOSE OF
     SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:

          United Technologies Corp.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          United Technologies Building
          Hartford, CT 06101-2670

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its wholly-owned subsidiary BT Securities, Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
          Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and BT Securities, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York


CUSIP No. 913017109                Page 5 of 9 Pages


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock ($5.00 par) of United Technologies
Corp.


Item 2(e) CUSIP NUMBER:

          913017109


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Securities, Inc.

     (a) [X] Broker or dealer registered under Section 15 of the Act.


Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1996

     (i)
                 Bankers Trust Company     9,914,610 shares
                 BT Securities, Inc.             100 shares
                                           9,914,710 shares




CUSIP No. 913017109                Page 6 of 9 Pages


     (ii) Bankers Trust Company was also the record owner of 34,376,299 shares(*) held for as Trustee of the United Technologies Corp Employee Savings Plan
(the "Plan") with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The
Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.

     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which Bankers Trust New York Corporation
          Bankers Trust Company and BT Securities, Inc.
          acknowledges beneficial ownership constitutes of the following:


                 Bankers Trust Company        4.1%
BT Securities, Inc.       0.0%
                                              4.1%

          The common stock as to which Bankers Trust New
York Corporation and Bankers Trust Company
     _________________________

(*)  This balance includes 28,907,694 shares of common stock which the Plan participants may acquire through the
conversion of all outstanding Series A ESOP Convertible
Preferred stock held by the Plan, at the December 31,  1996
conversion ratio of 1-to-2.
CUSIP No. 913017109                Page 7 of 9 Pages


          disclaims beneficial ownership constitutes 14.1% of the Issuers outstanding Common Stock.


     (c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote -


               Bankers Trust Company       4,341,164 shares
               BT Securities, Inc.               100 shares
4,341,264 shares

     (ii) shared power to vote or to direct the vote -


               Bankers Trust Company          12,800 shares
               BT Securities, Inc.                 0 shares
12,800 shares

     (iii)sole power to dispose or to direct the disposition of -

               Bankers Trust Company       9,896,610 shares
               BT Securities, Inc.               100 shares
9,896,710 shares

     (iv) shared power to dispose or to direct the disposition of -


               Bankers Trust Company          18,000 shares
               BT Securities, Inc.                 0 shares
18,000 shares

Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

          Not applicable.




CUSIP No. 913017109                Page 8 of 9 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


CUSIP No. 913017109                Page 9 of 9 Pages


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     As of December 31, 1996

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for various
               employee benefit plans.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature: BT Securities, Inc.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities is shown below:




             Bankers Trust New York Corporation
                              |

                              .
                       |
|
         100%
100%
             |
|

    Bankers Trust Company
BT Securities, Inc.